Filed Pursuant to Rule 433
Registration Nos. 333-264255 and
333-264255-02

Free Writing Prospectus, dated July 31, 2024

World Financial Network Credit Card Master Note Trust

Issuing Entity

WFN Credit Company, LLC Depositor	Comenity Bank Sponsor and Servicer

Series 2024-B Asset Backed Notes

The depositor has prepared a preliminary prospectus dated July 31, 2024 which describes the Series 2024-B Class A notes (the “offered notes”) to be issued by the issuing entity. You should review the prospectus in its entirety before deciding to purchase any of the offered notes.

Ratings

The depositor expects that the offered notes issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations listed below.

	S&P Global Ratings (“Standard & Poor’s”)	Fitch Ratings, Inc. (“Fitch”)
Class A notes	AAA (sf)	AAAsf

It is a condition to the issuance of the offered notes that the offered notes receive the ratings listed above.

You should consider carefully the risk factor described below, as well as the risk factors beginning on page 20 in the prospectus.

Underwriters of the Series 2024-B Class A notes
RBC Capital Markets	BofA Securities	Scotiabank

BNP PARIBAS	J.P. Morgan	Wells Fargo Securities

The depositor has filed a registration statement (including a prospectus) (File No. 333-264255) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-375-6829.

Risk Factor

The ratings for the notes are limited in scope, may not continue to be issued, do not consider the suitability of an investment in the securities for you and the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes

A note rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full on the final maturity date for the notes. A note rating is not a recommendation to buy, sell or hold the notes. Ratings on the notes may be lowered, qualified or withdrawn at any time after the notes are issued without notice from the issuing entity or the depositor. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes. Ratings on the notes do not address the timing of distributions of principal on the notes prior to the applicable final scheduled payment date. The ratings do not consider the prices of the notes or their suitability to a particular investor.

Standard & Poor’s and Fitch (the “Hired Rating Agencies”) have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Rating Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Rating Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this free writing prospectus. Consequently, if you intend to purchase offered notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Rating Agencies, the liquidity or the market value of your note may be adversely affected.